CITIGROUP GLOBAL MARKETS INC.	J.P. MORGAN SECURITIES INC.
388 Greenwich Street	JPMORGAN CHASE BANK, N.A.
New York, New York 10013	270 Park Avenue
New York, New York 10017

February 5, 2007

FS Acquisition Corp.
c/o Hotel Capital Advisers, Inc.
60 East 42nd Street, Suite 962
New York, New York 10165
Attention: Simon Turner

     Four Seasons Hotels Inc.
US$950,000,000 Senior Secured Credit Facilities
Commitment Letter

Ladies and Gentlemen:

     Citigroup Global Markets Inc. (“CGMI”), on behalf of Citigroup (as defined below), and J.P. Morgan Securities Inc. (“JPMorgan Securities”), on behalf of JPMorgan Chase Bank, N.A. (“JPMCB” and, together with JPMorgan Securities, “JPMorgan”; JPMorgan and Citigroup are referred to herein collectively as the “Arrangers”) are pleased to inform FS Acquisition Corp. (the “Borrower”) of their several commitments, in the respective percentages set forth below, to provide the Borrower the entire amount of a US$200,000,000 revolving credit facility (the “Revolving Facility”) and a US$750,000,000 term loan facility (the “Term Facility”; the Term Facility and the Revolving Facility, in the aggregate principal amount of US$950,000,000, collectively, the “Facilities”) and to act in the capacities set forth in this letter, subject to the terms and conditions of this letter and the attached Annex I (collectively, and together with the Fee Letter referred to below, this “Commitment Letter”).

     The Borrower has informed us that the Borrower intends to acquire 100% of the outstanding equity interests in Four Seasons Hotels Inc. (“Four Seasons”) by way of a Plan of Arrangement under Ontario law followed by an Amalgamation under British Columbia law, as more fully defined and described in attached Annex II (collectively, the “Acquisition”). The proceeds of the Facilities will be used to finance the Acquisition, to pay transaction costs and, in the case of the Revolving Facility, to provide working capital from time to time for the Borrower and its subsidiaries and for other general corporate purposes.

     For purposes of this Commitment Letter, “Citigroup” means CGMI, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein.

     Each of CGMI and JPMorgan Securities are pleased to confirm its commitment to act as Joint Lead Arranger and Joint Book Running Manager for the Facilities; Citigroup is pleased to confirm its commitment to act as sole Administrative Agent for the Facilities; JPMCB is pleased to confirm its commitment to act as Syndication Agent for the Facilities; Citigroup is pleased to confirm its several commitment to provide 50% of each Facility (the “Citi Committed Amount”); and JPMCB is pleased to confirm its several commitment to provide 50% of each Facility (the “JPMorgan Committed Amount”). No additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of Citigroup; and no additional Joint Lead Arrangers or Joint Book Running Managers will be appointed without the consent of JPMorgan.

     Section 1. Conditions Precedent. Each of the Arranger’s commitments hereunder is subject to: (i) the completion of the Acquisition, (ii) the preparation, execution and delivery of mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the “Operative Documents”); (iii) the absence since September 30, 2006 of any Material Adverse Effect; and (iv) compliance by the Borrower with the terms of this Commitment Letter, including, without limitation, the payment in full of all fees, expenses and other amounts payable under this Commitment Letter on or prior to the Closing Date. As used herein, “Material Adverse Effect” shall mean any fact, circumstance, change, effect, matter, action, condition, event or occurrence that, individually or in the aggregate with all other facts, circumstances, changes, effects, matters, actions, conditions, events or occurrences, (a) is material and adverse to the business, affairs, assets, operations, results of operations, or financial condition of Four Seasons and its subsidiaries, taken as a whole, or (b) would materially impair or delay the consummation of the transactions contemplated by the Acquisition Agreement by Four Seasons beyond the Outside Date (as defined therein) or materially impair or delay the ability of Four Seasons to perform its obligations thereunder provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement (as such term is defined in the Acquisition Agreement) shall be disregarded for the purpose of this clause (b), other than, in the case of either clause (a) or (b) above, any fact, circumstance, change, effect, matter, action, condition, event or occurrence resulting from (i) the announcement of the execution of the Acquisition Agreement or the transactions contemplated thereby or the performance of any obligation thereunder, (ii) changes in the U.S. or Canadian economies or securities or currency markets in general, (iii) changes generally affecting the hospitality business in one or more countries or geographic markets where Four Seasons and its subsidiaries operate or conduct business, (iv) any change in applicable Laws (as defined in the Acquisition Agreement), regulations or GAAP (as defined in the Acquisition Agreement), (v) any natural disaster, or (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except in the case of clauses (iii), (iv), (v) and (vi) to the extent any such fact, circumstance, change, effect, matter, action, condition, event or occurrence has had a materially disproportionate effect on Four Seasons and its subsidiaries taken as a whole compared to other persons in the five-star hospitality management business in one or more countries or geographic markets so affected; provided that (x) a failure to meet any earnings estimates previously made public by Four Seasons, or (y) any decrease in the market price or any decline in the trading volume of the Limited Voting Shares (as defined in the Acquisition Agreement) on either of the Exchanges (as defined in the Acquisition Agreement) shall not, in and of itself, constitute a Material Adverse Effect; provided, however, that any fact, circumstance, change, effect, matter, action, condition, event or occurrence underlying any such decrease in market price or decline in trading volume that is not excluded pursuant to clause (i) through (vi) may be considered in determining whether there has been a Material Adverse Effect. As used herein, “Acquisition Agreement” shall mean that certain Acquisition Agreement to be dated on or about January 12, 2007 between FS Acquisition Corp. and Four Seasons.

     Section 2. Commitment Termination. Each Arranger’s commitment hereunder will terminate on the earlier of (a) the date the Operative Documents become effective, and (b) June 30, 2007 (the “Outside Date”), which date shall be extended for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals (as defined in the Acquisition Agreement) have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity (as defined in the Acquisition Agreement) in accordance with and subject to the procedures set forth for a postponement of the “Outside Date” as set forth in the definition thereof in the Acquisition Agreement, provided that the Borrower shall give the

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Arrangers prompt written notice of the effectiveness of any such extension not less than 10 days prior to the original Outside Date.

     Section 3. Syndication. Citigroup, in consultation with JPMorgan, reserves the right, before or after the execution of the Operative Documents, to syndicate all or a portion of the commitments of Citigroup and JPMorgan on a ratable basis to one or more other financial institutions reasonably acceptable to the Borrower that will become parties to the Operative Documents pursuant to a syndication to be managed by CGMI (the financial institutions becoming parties to the Operative Documents being collectively referred to herein as the “Lenders”); provided that notwithstanding Citigroup’s right to syndicate the Facilities and receive commitments with respect thereto, the Arrangers shall not be relieved of their respective commitments hereunder prior to the initial funding under the Facilities to the extent any syndicate member does not fund all or any portion of its commitment under the Facilities. CGMI will manage all aspects of the syndication in consultation with the Borrower, including the timing of all offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders and the compensation to be provided to the Lenders. Notwithstanding any provision herein to the contrary, syndication of the Facilities shall not be a condition to the obligation of the Arrangers to provide the Facilities.

     The Borrower shall take all action as CGMI may reasonably request to assist CGMI in forming a syndicate acceptable to the Arrangers and the Borrower. The assistance of the Borrower in forming such a syndicate shall include but not be limited to (i) making senior management and representatives of the Borrower (and using commercially reasonable efforts to make senior management and representatives of Four Seasons) available to participate in information meetings with potential Lenders at such times and places as CGMI may reasonably request; (ii) using commercially reasonable efforts of the Borrower and Four Seasons to ensure that the syndication efforts benefit from their respective lending relationships; and (iii) providing each Arranger with all information reasonably deemed necessary by it to successfully complete the syndication.

     To ensure an effective syndication of the Facilities, the Borrower agrees that until the earlier of a Successful Syndication (as described in the Fee Letter) of the Facilities and the ninetieth (90th) day after the Closing Date, neither the Borrower nor any wholly-owned subsidiaries of the Borrower shall syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any competing debt facility or debt security (including any renewals thereof) in the commercial bank market or the international debt market, without the prior written consent of CGMI.

     Section 4. Fees. In addition to the fees described in Annex I, the Borrower shall pay (or cause to be paid) the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) between the Borrower and the Arrangers. The terms of the Fee Letter are an integral part of Citigroup's commitment hereunder and constitute part of this Commitment Letter for all purposes hereof.

     Section 5. Indemnification. The Borrower shall indemnify and hold harmless Citigroup, JPMorgan, each Lender and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter or the Operative Documents or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facilities, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent

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jurisdiction to have resulted primarily from such Indemnified Party's gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any of Four Seasons, the Borrower, any of their respective directors, members, partners, affiliates, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

     No Indemnified Party shall have any liability (whether in contract, tort or otherwise) to the Borrower or Four Seasons or any of their respective members, partners, affiliates, security holders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's gross negligence or willful misconduct. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

     Section 6. Costs and Expenses. The Borrower shall pay, or reimburse Citigroup on demand for, all reasonable and documented out-of-pocket costs and expenses incurred by Citigroup (whether incurred before or after the date hereof) in connection with the Facilities and the preparation, negotiation, execution and delivery of this Commitment Letter, including, without limitation, the reasonable fees and expenses of New York counsel and one local counsel in each necessary jurisdiction, in U.S. Dollars in New York, New York or, at Citigroup's direction, in the currency and at the place in which such costs or expenses were incurred, regardless of whether any of the transactions contemplated hereby are consummated. The Borrower shall also pay all reasonable and documented out-of-pocket costs and expenses of each Arranger (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

     Section 7. Confidentiality. By accepting delivery of this Commitment Letter, the Borrower agrees that this Commitment Letter is for the confidential use of the Borrower, Four Seasons and the Sponsors (as defined in Annex I) only and that neither its existence nor the terms hereof will be disclosed by the Borrower (or permitted by the Borrower to be disclosed by Four Seasons or the Sponsors) to any person other than the Sponsors, Four Seasons and the officers, directors, employees, accountants, attorneys and other advisors, agents and representatives of the Borrower, Four Seasons and the Sponsors (the “Company Representatives”), and then only on a confidential and "need to know" basis in connection with the transactions contemplated hereby; provided, however, that the Borrower, Four Seasons and the Sponsors may each make such other public disclosures of the terms and conditions hereof as is required by law, in the opinion of their respective counsel, to make.

     Section 8. Representations and Warranties of the Borrower. The Borrower represents and warrants that (i) all written information that has been or will hereafter be made available to any Arranger, any Lender or any potential Lender by the Borrower or any of its representatives, as the case may be, in connection with the transactions contemplated hereby is and will be, when taken as a whole, true, correct and complete in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by the Borrower and made available to any Arranger, any Lender or any potential Lender have been or will be prepared in good faith based upon assumptions that were reasonable at the time made (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower, and that no assurance can be given that the projections will be realized). The Borrower agrees to supplement such information and projections

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from time to time until the Operative Documents become effective so that the representations and warranties contained in this paragraph remain correct in all material respects.

     In providing this Commitment Letter, each Arranger is relying on the accuracy of the information furnished to it by or on behalf of the Borrower and its respective affiliates without independent verification thereof.

     Section 9. No Third Party Reliance, Etc. The agreements of each Arranger hereunder and of any Lender that issues a commitment to provide financing under the Facilities are made solely for the benefit of the Borrower and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. The Borrower may not assign or delegate any of its rights or obligations hereunder without each Arranger’s prior written consent. This Commitment Letter may not be amended or modified, or any provision hereof waived, except by a written agreement signed by all parties hereto.

     The Borrower hereby acknowledges that each Arranger is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that any Arranger act or be responsible as a fiduciary to the Borrower, Four Seasons, their respective management, stockholders, creditors or any other person. Each of the Borrower and the Arrangers hereby expressly disclaims any fiduciary relationship and agrees they are each responsible for making their own independent judgments with respect to any transactions entered into between them. The Borrower also hereby acknowledges that no Arranger has advised or is advising the Borrower as to any legal, accounting, regulatory or tax matters, and that the Borrower is consulting its own advisors concerning such matters to the extent it deems appropriate.

     The Borrower acknowledges that Citigroup, JPMorgan and/or one or more of their respective affiliates may provide financing, equity capital, financial advisory and/or other services to parties whose interests may conflict with the interests of the Borrower or Four Seasons. Consistent with each Arranger’s policy to hold in confidence the affairs of its customers, no Arranger nor any of its affiliates will furnish confidential information obtained from the Borrower to any of their other customers. Furthermore, no Arranger nor any of its affiliates will make available to the Borrower confidential information that such Arranger obtained or may obtain from any other person.

     Section 10. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier or other electronic transmission shall be as effective as delivery of an original executed counterpart of this Commitment Letter. Sections 3 through 8 and 10 through 13 hereof shall survive the termination of the Arrangers’ commitment hereunder. The Borrower acknowledges that information and documents relating to the Facilities may be transmitted through Intralinks, the internet or similar electronic transmission systems.

     Section 11. Payments. To the fullest extent permitted by law, the Borrower shall make all payments hereunder regardless of any defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any governmental authority or regulatory body and which may adversely affect the obligation of the Borrower to make, or the right of any Arranger to receive, such payments.

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     The obligation of the Borrower in respect of any sum due from it to any Arranger hereunder shall, notwithstanding any judgment in a currency other than U.S. Dollars, be discharged only to the extent that on the business day following receipt by such Arranger of any sum adjudged to be so due in such other currency such Arranger may in accordance with normal banking procedures purchase U.S. Dollars with such other currency; if the U.S. Dollars so purchased are less than the sum originally due to such Arranger in U.S. Dollars, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Arranger against such loss, and if the U.S. Dollars so purchased exceed the sum originally due to such Arranger in U.S. dollars, such Arranger agrees to remit to the Borrower such excess.

     Section 12. Consent to Jurisdiction, Etc. Each party hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, (ii) agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding, (iv) in the case of the Borrower, consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to CT Corporation at 111 Eighth Avenue, New York, New York 10011, United States of America, or in any other manner permitted by applicable law, and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Commitment Letter will affect the right of any Arranger to serve legal process in any other manner permitted by law or affect the right of any Arranger to bring any action or proceeding relating to this Commitment Letter or the transactions contemplated hereby against the Borrower or its property in the courts of any jurisdiction.

     To the extent that the Borrower has or hereafter may acquire any immunity from jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Borrower hereby irrevocably waives such immunity in respect of its obligations under this Commitment Letter.

     Section 13. Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

     Section 14. Patriot Act Compliance. Each Arranger hereby notifies you that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Arranger to identify the Borrower in accordance with the Patriot Act. In that connection, each Arranger may also request corporate formation documents, or other forms of identification, to verify information provided.

[Balance of page intentionally left blank.]

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     Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them, together with the fees then payable under the Fee Letter, to David Bouton, Director, Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 (fax: 212-816-8306) at or before 5:00 p.m. (New York City time) on February 28, 2007, the time at which the commitments of the Arrangers hereunder (if not so accepted prior thereto) will terminate. If you elect to deliver this Commitment Letter by telecopier or other electronic transmission, please arrange for the executed original to follow by next-day courier.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By /s/ David Bouton
Name: David Bouton
Title: Director

J.P. MORGAN SECURITIES INC.

By /s/ Kenneth Lang
Name: Kenneth Lang
Title: Managing Director

JPMORGAN CHASE BANK, N.A.

By /s/ Donald S. Shokrian
Name: Donald S. Shokrian
Title: Managing Director

ACCEPTED AND AGREED
on February ___, 2007:

FS ACQUISITION CORP.

By: /s/ Charles S. Henry
Name: Charles S. Henry
Title: Director

Annex I

Summary of Terms and Conditions

[See attached pages]

		FOUR SEASONS HOTELS INC.

Summary of Terms and Conditions
		$950,000,000 Senior Secured Credit Facilities

Borrower:		The borrower (the “Borrower”) shall be a corporation formed under the laws
		of Ontario or British Columbia or another jurisdiction in Canada reasonably
		acceptable to the Agent, formed exclusively for the purpose of acquiring Four
		Seasons Hotels Inc. (the “Acquisition”) and owning and operating the same.

Guarantors:		All obligations of the Borrower under the Facilities and under any interest
		protection or other hedging arrangements entered into with a Lender (or any
		affiliate thereof) will be unconditionally guaranteed by each material first-tier
		subsidiary of the Borrower that holds a direct or indirect interest in any of the
		Four Seasons management contracts or trademarks or trade names (the
		“Guarantors”). Notwithstanding the foregoing, no guaranty shall be provided
		by (x) an entity that is not a wholly-owned subsidiary, (y) an entity in respect
		of which a guaranty would be prohibited by applicable law, or (z) an entity as
		to which the Agent reasonably determines that the cost of obtaining a
		guaranty is excessive in relation to the benefit afforded to the Lenders thereby
		(it being understood that no guaranty shall be required from an entity with
		respect to which “white-wash” or similar special procedures are required under local law to authorize such guaranty).

Sponsors:		Collectively, (i) Cascade Investment, L.L.C. (together with its affiliates,
		“Cascade”), (ii) Kingdom Hotels International (together with its affiliates,
		“Kingdom”) and (iii) Triples Holdings Limited (together with its affiliates,
		“Triples”). For the avoidance of doubt, neither of the Facilities shall be
		recourse to the Sponsors and delivery of financial information pertaining to
		the Sponsors shall not be required in connection with the Financings.

Aggregate Facility Amount:		$950,000,000.

Facility Types and Amounts:	1.	A Revolving Credit Facility in the aggregate principal amount of
		$200,000,000 (the “Revolving Facility”; the loans under the Revolving
		Facility being “Revolving Loans”).

	2.	A Term Loan Facility in an aggregate principal amount of
		$750,000,000 (the “Term Facility”; the loan under the Term Facility
		being the “Term Loan”).

		The Revolving Facility and the Term Facility are referred to herein
		collectively as the “Facilities”.

Purpose:		The proceeds of the Revolving Loans will be used for general corporate
		purposes.

		The proceeds of the Term Loan will be used to finance the Acquisition,
		refinancing certain existing indebtedness and payment of fees and expenses
		related to the Facilities, the Acquisition and the other transactions
		contemplated by the loan documents.

Availability:	1.	Revolving Facility: Loans under the Revolving Facility will be
		available after, but not on, the date on which the Acquisition and the
		other related transactions contemplated hereby are consummated and

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thereafter, at any time before the Commitment Termination Date (defined below), in minimum principal amounts to be agreed. Borrower may borrow, repay and reborrow under the Revolving Facility.

The Revolving Facility will include a subfacility, subject to a sublimit to be agreed, available for the issuance of letters of credit (the “Letters of Credit”) by a Lender or Lenders to be agreed (in such capacity, the “Issuing Lender”). Issuance of Letters of Credit will be permitted on the Closing Date to the extent reasonably necessary or desirable to replace outstanding letters of credit maintained by Four Seasons.

2.	Term Facility: The full amount of the Term Facility must be drawn in a single drawing on the date on which the Acquisition and the other related transactions contemplated hereby are consummated. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

Collateral:

First priority perfected liens (securing both Facilities) on, and security interests in, the following, whether now or hereafter acquired (the “Collateral”): (i) all accounts receivable, intercompany notes and intellectual property (including trademarks and trade names) of the Borrower, and (ii) all of the capital stock (or other equity interests in) of each material first-tier subsidiary of the Borrower that holds a direct or indirect interest in any of the Four Seasons management contracts or trademarks or trade names. Notwithstanding the foregoing, the Collateral will not include and/or perfection shall not be required for: (a) those assets as to which the Agent determines that the costs of obtaining and/or perfecting such security interests are excessive in relation to the value of the security to be afforded thereby and (b) those assets as to which a creation of a lien would constitute a violation of law or require government consent but only to the extent that such governmental consents could not be obtained after reasonable commercial efforts were made.

Administrative Agent: Collateral Agent: Joint Lead Arrangers:	Citibank, N.A., Canadian Branch (the “Agent”). Citibank, N.A., Canadian Branch (the “Collateral Agent”). Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (the “Arrangers”).

Syndication Agent: Lenders:

JPMorgan Chase Bank, N.A.

Citibank, N.A., Canadian Branch, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and other financial institutions selected by the Agent and reasonably acceptable to the Borrower. If the Borrower is a resident or deemed to be a resident of Canada for tax purposes, each Lender under the Revolving Facility shall be a Qualified Lender (to be defined in the Operative Documents) with respect to the determination of any obligation of the Borrower to pay Canadian withholding tax.

Closing Date:

March 15, 2007, or such other date of the closing of the Acquisition, but not later than June 30, 2007 (the “Outside Date”), which date shall be extended for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals (as defined in the Acquisition Agreement) have not been obtained

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and have not been denied by a non-appealable decision of a Governmental Entity (as defined in the Acquisition Agreement) in accordance with and subject to the procedures set forth for a postponement of the “Outside Date” as set forth in the definition thereof in the Acquisition Agreement, provided that the Borrower shall give the Arrangers prompt written notice of the effectiveness of any such extension not less than 10 days prior to the original Outside Date.

Maturity Date; Commitment Termination Date:

The maturity date of the Term Loan shall be five (5) years and one (1) day after the Closing Date (the “Maturity Date”). The Lenders’ commitments under the Revolving Facility shall terminate on the Maturity Date (the “Commitment Termination Date”).

Commitment Reduction:

The Borrower will have the right, upon at least 1 business day’s notice, to terminate or cancel, in whole or in part, the unused portion of the Revolving Facility in excess of the aggregate outstanding Revolving Loans, provided that each partial reduction shall be in a minimum amount of $1,000,000 or any whole multiple of $250,000 in excess thereof. Once terminated, a commitment may not be reinstated.

Interest Rates and Fees: Reference Banks: Interest Payments:

As set forth in Exhibit 1 hereto and in the Fee Letter.

Citibank, N.A. and certain other banks to be determined.

Interest will be payable in arrears (i) for loans accruing interest at a Alternative Rate, at the end of each interest period (or every 90 days for interest periods greater than 90 days) and on the Maturity Date and (ii) for loans accruing interest at the Base Rate, quarterly in arrears and on the Maturity Date (each such date, an “Interest Payment Date”).

All calculations of interest will be based on the actual number of days elapsed and a 365/366-day basis for Base Rate Advances and a 360-day basis for Alternative Rate Advances.

Advances; Currency:

Advances under the Revolving Facility will be in minimum principal amounts of $5,000,000 and integral multiples of $500,000 in excess thereof. All such Advances will be made by the applicable Lenders ratably in proportion to their respective commitments. Such Advances will be available on same day notice for Base Rate Advances and 3 business days’ notice for Alternative Rate Advances.

The Term Loan Advance shall be advanced as follows: US$500,000,000 in US Dollars and US$250,000,000 in the equivalent amount of Euros. Revolving Loan Advances shall be available in US Dollars, Canadian Dollars and/or Euro, as requested by the Borrower and reasonably agreed to by the Agent.

Repayment: Amortization:	The Borrower will repay each Advance no later than on the Maturity Date. None.

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Optional Prepayment:

Advances may be prepaid without penalty, on same day notice for Base Rate Advances and 2 business days’ notice for Alternative Rate Advances, in minimum amounts of $1,000,000 and increments of $250,000 in excess thereof. The Borrower will bear all costs related to the prepayment of any Alternative Rate Advance prior to the last day of the Interest Period thereof.

Mandatory Prepayment:

Upon the consummation of any of the following events (but annually with respect to asset sales), the Borrower shall repay the Term Loan in amounts equal to the following, as the case may be: (i) 100% of the net cash proceeds of the issuance of debt obligations of the Borrower and its subsidiaries (subject to certain exceptions to be agreed), (ii) 100% of the net cash proceeds of the issuance of equity interests in the Borrower and its subsidiaries (other than equity contributed by the Sponsors and their affiliates), with step-downs (A) to 50% of net cash proceeds when Total Funded Debt (less unrestricted cash) to pro forma Adjusted EBITDA is 6.00:1.00 or less, and (B) to 0% of net cash proceeds when Total Funded Debt (less unrestricted cash) to pro forma Adjusted EBITDA is 3.50:1.00 or less, and (iii) 100% of after tax net cash proceeds from asset sales (subject to certain exceptions to be agreed, including inventory in the ordinary course and reinvestments of such proceeds in the business within 365 days after receipt), provided that if the Borrower is a resident or deemed to be a resident of Canada for tax purposes, in no event shall the Borrower be required to prepay more than 25% of the original principal amount of the Term Loan within five years from the date of its issue (taking into account any other prepayments of principal on the Term Loan made during such period).

Loan Documentation:

The Lenders’ commitments will be subject to the preparation, execution and delivery of mutually acceptable loan documentation, which will contain conditions precedent, representations and warranties, covenants, events of default and other provisions customary for facilities of this nature and consistent with the Kingdom acquisition financing precedent, including, but not limited to, those noted below.

Conditions Precedent to Closing:	The loan documents will contain conditions to the closing of the Facilities specified in the Summary of Additional Conditions Precedent attached hereto as Exhibit 2.

Conditions Precedent to all Advances and Issuance/ Extensions of Letters of Credit:	The following:

1)	All representations and warranties are true and correct in all material respects on and as of the date of the Advance or issuance/extension of a Letter of Credit, before and after giving effect to such Advance or issuance/extension of a Letter of Credit, as the case may be, and to the application of the proceeds therefrom, as though made on and as of such date.

	2)	No Default or Event of Default has occurred and is continuing, or would result from such Advance or issuance/extension of a Letter of Credit, as the case may be.

	3)	Submission of Notice of Borrowing/Letter of Credit Request.

	4)	The sum of all outstanding Revolving Loans and Letters of Credit not to exceed the maximum principal amount of the Revolving

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Facility.

Representations and Warranties:

The following, with materiality exceptions and qualifications customary for facilities of this kind and consistent with the Kingdom acquisition financing precedent (plus other representations and warranties as are otherwise mutually agreed as appropriate for this transaction in particular; provided, however, that compliance with such additional representations and warranties will not be a condition precedent to the funding of the initial borrowings under the Facilities on the Closing Date):

	1)	Confirmation of corporate status and authority and ownership of the relevant assets.

	2)	Due authorization of the loan documents.

	3)	Execution, delivery, and performance of loan documents do not violate law or existing agreements.

	4)	No governmental or regulatory approvals required.

5)	No litigation, proceeding or investigation which could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or operations, or which could reasonably be expected to affect the legality, validity and enforceability of the loan documents.

6)	For all borrowings other than the borrowing on the Closing Date, no material adverse change in the business, condition (financial or otherwise) or operations since December 31, 2005. For purposes of the accuracy of this representation on the Closing Date, no Material Adverse Effect (as defined in the Commitment
Letter) since September 30, 2006.

	7)	Accuracy of information, financial statements.

	8)	Full disclosure.

	9)	Legality, validity, binding effect and enforceability of the loan documents.

	10)	Material compliance with all laws and regulations, including ERISA and all applicable environmental laws and regulations.

	11)	Margin regulations.

	12)	Not an investment company.

	13)	Solvency of the Borrower and the Guarantors.

	14)	Payment of taxes.

	15)	Validity, perfection and priority of security interests in all material items of Collateral.

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Notwithstanding anything in the Commitment Letter to which this Annex I is attached (including the provisions under the caption “Conditions Precedent”) or in any other exhibit or annex thereto or in the Fee Letter or the Operative Documents, the only representations or warranties relating Four Seasons, its subsidiaries and their businesses the making of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) such of the representations and warranties made by Four Seasons in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations and warranties in the Acquisition Agreement, and (B) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties set forth in this Summary of Terms and Conditions relating to corporate power and authority, the enforceability of the Operative Documents, Federal Reserve margin regulations and the Investment Company Act.

Financial Covenants:                                                            The following:

                            1) Maximum Total Funded Debt (less unrestricted cash) to pro forma Adjusted EBITDA:

	Q3 2007 through Q4 2007	9.50:1.00
	Q1 2008 through Q2 2009	9.00:1.00
	Q3 2009 through Q2 2010	8.00:1.00
	Q3 2010 and thereafter	7.00:1.00

2)	Minimum Fixed Charges to pro forma Adjusted EBITDA:

	Q2 2007	1.25:1.00
	Q3 2007 through Q2 2009	1.45:1.00
	Q3 2009 through Q2 2010	1.65:1.00
	Q3 2010 and thereafter	1.85:1.00

For purposes of determining compliance with the financial covenants, any cash equity contribution (which equity shall be common equity or other equity on terms and conditions reasonably acceptable to the Agent) made to the Borrower after the Closing Date and on or prior to the date on which financial statements are required to be delivered for a fiscal quarter will, at the request of the Borrower and provided that the proceeds thereof have been contributed to the Borrower as cash equity, be included in the calculation of pro forma Adjusted EBITDA for the purposes of determining compliance with financial covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of pro forma Adjusted EBITDA, a “Specified Equity Contribution”), provided that (a) in each four consecutive fiscal quarter period there shall be at least two consecutive fiscal quarters in respect of which no Specified Equity Contribution is made (b) from the Closing Date until the Maturity Date there shall be only four fiscal quarters for which a Specified Equity Contribution is made, and (c) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the financial covenants.

Covenants:                                                                               The following (subject to exceptions and materiality thresholds customary for facilities of this kind and consistent with the
                                                                                                    Kingdom acquisition financing

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precedent) (plus other covenants as are otherwise mutually agreed as appropriate for this transaction in particular; provided, however, that compliance with such additional other covenants will not be a condition precedent to the funding of the initial borrowings under the Facilities on the Closing Date):

1) Preservation and maintenance of corporate existence.

2) Material compliance with laws and regulations (including ERISA and applicable environmental laws and regulations).

3) Payment of taxes.

4) Payment of material obligations.

5) Visitation and inspection rights.

6) Maintenance of books and records.

7) Maintenance of properties.

8) Maintenance of insurance.

9) Maintenance of first priority perfected liens on the Collateral.

10) Limitations on debt and guarantees.

11) Limitations on liens.

12) Prohibition on dividends and other distributions to equity holders unless Total Funded Debt (less unrestricted cash) to pro forma Adjusted EBITDA is 6.00:1.00 or lower, in which case a dividend payout ratio of 50% shall be permitted. If, following exercise of any equity cure right to maintain compliance with Financial Covenants, the Borrower shall for any fiscal quarter thereafter be in compliance with all Financial Covenants without inclusion of the equity cure amounts previously contributed, such equity cure amounts shall be permitted to be distributed to equity holders.

13) Certain restrictions on change of business, transactions with affiliates, acquisitions, consolidations, mergers, sale/leaseback transactions, loans and investments.

14) Sales of assets limited to 5% of gross asset value per annum.

15) Delivery of audited annual consolidated and consolidating financial statements and unaudited quarterly consolidated financial statements, together with other financial information as the Agent may reasonably request.

16) Other customary reporting requirements and notices of default, material litigation and material environmental events.

17) Use of proceeds.

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18)	Within 90 days after the Closing Date, the Borrower shall enter into interest rate protection agreements, pursuant to documentation reasonably satisfactory to the Agent in consultation with each Arranger such that not less than 50%
of consolidated debt for borrowed money of the Borrower and its subsidiaries is hedged or bears interest at a fixed rate.

Events of Default:	The following (with cure periods and materiality thresholds customary for facilities of this kind and consistent with the Kingdom acquisition financing precedent):

	1)	Failure to pay principal when due and failure to pay interest, fees and other amounts within 3 business days of when due.

	2)	Representations or warranties materially incorrect.

	3)	Failure to comply with covenants (with notice and cure periods as applicable) under any Operative Document.

	4)	Cross-default to payment defaults on principal aggregating $10,000,000, or to other events if the effect is to accelerate such debt.

	5)	Failure to pay a judgment or court order if not stayed within an appropriate period in excess of $10,000,000 individually or in the aggregate.

6)	Bankruptcy, liquidation, or the appointment of a receiver or similar official or institution of any such proceeding against the Borrower or any subsidiary of the Borrower (other than an immaterial subsidiary) if not dismissed within an appropriate period.

	7)	ERISA.

	8)	Change of control or ownership.

	9)	Failure to maintain first priority perfected liens on any material items of Collateral.

Other:	Loan documentation will include:

1)	Indemnification of the Agent and Lenders and their respective affiliates, officers, directors, employees, agents and
advisors for any liabilities and expenses arising out of the Facility or the use or proposed use of proceeds including environmental liabilities, provided that no indemnified person will be indemnified for its (or any of its related parties’)
gross negligence or willful misconduct.

	2)	Waiver of consequential damages.

	3)	Normal agency, set-off and sharing language.

	4)	Majority Lenders defined as those holding greater than 50% of outstanding Advances or, if none, commitments. The consent of all

16

or affected Lenders will be required to increase the size of the Facility, extend the Maturity Date, decrease interest rates, principal or fees, postpone scheduled payment dates, for those provisions requiring 100% Lender approval, reduce the percentage of Lenders required to take action or release the Borrower, or, except to the extent permitted under the loan documents, any Guarantor (other than an immaterial subsidiary) or any material items of Collateral.

The Operative Documents shall contain customary provisions for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders directly affected thereby so long as the Agent and Lenders holding at least a percentage to be agreed of the aggregate amount of the loans and commitments under the Facilities shall have consented thereto.

Assignments and Participations:

Each Lender will have the right to assign to one or more eligible assignees all or a portion of its rights and obligations under the loan documents, with the consent, not to be unreasonably withheld, of the Agent and, so long as no default has occurred, the Borrower. Minimum aggregate assignment levels will be $5,000,000 and increments of $1,000,000 in excess thereof. The parties to the assignment (other than the Borrower) will pay to the Agent an administrative fee of $3,500.

Each Lender will also have the right, without the consent of the Borrower or the Agent, to assign (i) as security, all or part of its rights under the loan documents to any Federal Reserve Bank and (ii) with notice to the Borrower and the Agent, all or part of its rights and obligations under the loan documents to any of its affiliates.

Each Lender will have the right to sell participations in its rights and obligations under the loan documents, subject to customary restrictions on the participants’ voting rights.

Yield Protection, Taxes, and	1)	The loan documents will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of funding, funding losses, and reserve and capital adequacy requirements.
Other Deductions:

2)	All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office). The Lenders will use reasonable efforts to minimize to the extent possible any applicable taxes and the Borrower will indemnify the Lenders and the Agent for such taxes paid by the Lenders or the Agent.

Governing Law:	State of New York, provided that certain security interests may be governed by the law of the jurisdiction in which the particular asset is located.

Counsel to the Arrangers: Expenses:	Shearman & Sterling LLP The Borrower will reimburse the Arrangers and the Agent for all reasonable and documented out-of-pocket expenses (in the case of counsel fees, limited

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to fees and expenses of counsel to the Arrangers set forth above and one local counsel per necessary jurisdiction) incurred by them in the negotiation, syndication and execution of the Facility. Such expenses will be reimbursed by the Borrower upon presentation of a statement of account, regardless of whether the transaction contemplated is actually completed or the loan documents are signed.

Submission to Jurisdiction:	The Borrower and the Guarantors will agree to submit to the non-exclusive jurisdiction of the courts of the State of New York in connection with disputes that may arise in connection with the Facility.

Cross Border Protections	(1) Appointment of U.S. agent for service of process.

(2) Tax protections: (a) all payments free and clear of taxes (other than income taxes of the United States and the jurisdiction of the booking vehicle); (b) gross-up; and (c) provision of appropriate
documentation, including receipts, when requested, to indicate payment of any such taxes by the Borrower.

(3) Customary judgment currency shortfall protections.

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Exhibit 1

Interest Rates and Fees

Interest Rates		At the Borrower’s option, the Term Loan and any Revolving Loan or portion thereof
and Interest		(each, an “Advance”) that is made to the Borrower will be available at the rates and for
Periods:		the Interest Periods stated below:

	1)	Base Rate: a fluctuating rate equal to Citibank, N.A.’s Base Rate plus the Applicable Margin.

	2)	Alternative Rate: a periodic fixed rate equal to LIBOR (for U.S. Dollars),
EURIBOR (for Euros) or the equivalent thereof (for currencies other than U.S.
Dollars and Euros) plus the Applicable Margin.

The Alternative Rate will be fixed for Interest Periods of 1, 2, 3 or 6 months (or, if available from all Lenders, 9 or 12 months).

Upon the occurrence and during the continuance of any Event of Default, each
Alternative Rate Advance will convert to a Base Rate Advance at the end of the Interest
Period then in effect for such Alternative Rate Advance.

Applicable		The Applicable Margin for Alternative Rate Advances means an amount equal to 125
Margin:		bps. The Applicable Margin for Base Rate Advances means an amount equal to 0 bps.
Upon the occurrence and during the continuance of any payment Event of Default, the
Applicable Margin will increase by 200 bps per annum.

Unused Fee:		25 bps, payable on the average unused commitments for the
Revolving Facility. The Unused Fee will be payable on each
Lender’s commitment, quarterly in arrears on the last day
of each March, June, September and December, and on the
Commitment Termination Date. The Unused Fee will be
calculated on a 360-day basis.

Upfront Fee:		As set forth in the Fee Letter.

Letter of Credit Fees:		12.5 bps fronting fee, payable to the Issuing Lender. Usage fees on the average available amount of all Letters of Credit will be payable to the Agent for the account of the
Lenders pro rata in proportion to their commitments in an amount equal to the
Applicable Margin for Alternative Rate Advances. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Annual Agency Fee:		As set forth in the Fee Letter.

Exh. 1 - 1

Exhibit 2

     Four Seasons Hotels Inc. $950,000,000 Senior Secured Credit Facilities Summary of Additional Conditions Precedent

     Capitalized terms used in this Exhibit 2 shall have the meanings set forth in the other exhibits attached to the Commitment Letter to which this Exhibit 2 is attached (the “Commitment Letter”) or in the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit 2 shall be determined by reference to the context in which it is used.

     Under the Operative Documents for the Facilities, the borrowings under the Facilities shall be subject to the following conditions precedent:

     (a) The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowing under the Facilities shall be consummated, in accordance with the Acquisition Agreement (and no provision of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified in a manner material and adverse to the Lenders without the consent of the Arrangers, which consent shall not be unreasonably withheld or delayed). The Arrangers acknowledge and agree that they are satisfied with the Acquisition Agreement.1

     (b) The Equity Contribution of the Sponsors shall be consistent with the “Sources” described in Annex II to the Commitment Letter. The $1,799,300,000 additional cash Equity Contribution shall have been consummated, or substantially simultaneously with the initial borrowing under the Facilities shall be consummated. Exclusive of the cash equity investment of the Sponsors described in the immediately preceding sentence, the Agent shall have received evidence of the Sponsors’ pre-existing Equity Contribution in the respective amounts as follows: (x) in the case of Kingdom, $620,600,000, (y) in the case of Cascade, $58,700,000 and (z) in the case of Triples, $305,500,000. After giving effect to the Transactions, (1) the Borrower and its subsidiaries shall have outstanding no indebtedness or preferred equity interests other than (A) the loans and other extensions of credit under the Facilities and (B) indebtedness (including guaranties) otherwise permitted under the applicable Operative Documents, and (C) the Class A Preferred Shares issued to Isadore Sharp on the Closing Date, and (2) the Borrower shall have outstanding no capital stock other than capital stock owned by the Sponsors.

     (c) The Arrangers and the Lenders shall have received (i) audited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Four Seasons for the three most recently completed fiscal years prior to 2006 and (ii) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Four Seasons for (A) each subsequent fiscal quarter ended at least 45 days before the Closing Date and (B) to the extent made available by Four Seasons to the Borrower (or its affiliates), each fiscal quarter after the most recent fiscal period for which financial statements were received by the Lenders as described above and ended at least 30 days before the Closing Date (to be in the form provided by Four Seasons), which financial statements described in clauses (i) and (ii)(A) shall be prepared in accordance with GAAP (except as otherwise agreed).

     (d) The Arrangers and the Lenders shall have received a pro forma consolidated balance sheet of the Borrower as of the date of the most recent consolidated balance sheet delivered pursuant to clause (ii)(A) of the preceding paragraph and a pro forma statement of operations for the most recent fiscal year, interim period (if available) and 12-month period ending on the last day of such interim period, in each case adjusted to give effect to the Transactions and the other transactions related thereto.

1 Definitive Acquisition Agreement is subject to satisfactory review by the Arrangers. The Arrangers confirm that an Acquisition Agreement in the form of the draft Acquisition Agreement dated January 4, 2007 would be satisfactory to the Arrangers.

     (e) All documents and instruments required to perfect the Agent's security interests in the Collateral shall have been executed and delivered and, if applicable, shall be in proper form for filing; and the Agent shall have received evidence of perfection of all material items of Collateral or arrangements of perfection, which arrangements are reasonably satisfactory to the Agent; provided, however, that with respect to any Collateral provided by the Borrower or any subsidiary the security interest in which may not be perfected by the filing of a UCC financing statement or a comparable filing under the Canadian PPSA, if the perfection of the Agent’s security interest in such Collateral may not be accomplished prior to the Closing Date without undue burden or expense and without the taking of any action that goes beyond commercial reasonableness, then the delivery of documents and instruments for perfection of such security interest will not constitute a condition precedent to the initial borrowings under the Facilities on the Closing Date, if the Borrower agrees to deliver or cause to be delivered such documents and instruments, and take or cause to be taken such other actions as may be required to perfect such security interest within a mutually agreed period of time after the Closing Date.

     (f) Payment of all fees and expenses due and payable on the Closing Date to the Agent, the Arrangers and the Lenders pursuant to the Fee Letter and the Commitment Letter.

     (g) The Operative Documents reflecting and consistent with the terms and conditions set forth in the Commitment Letter or otherwise reasonably satisfactory to the Borrower and the Arrangers, shall have been executed and delivered, and the Agent shall have received such customary legal opinions (including opinions (i) from counsel to the Borrower and its subsidiaries, and (ii) from such special and local counsel as may be reasonably required by the Agent and consented to by the Borrower (such consent not to be unreasonably withheld); provided, however, that to the extent that opinions from such special and local counsel cannot practicably be obtained with commercially reasonable diligence prior to the Closing Date, such opinions of special and local counsel shall not be a condition precedent to the initial borrowings under the Facilities on the Closing Date and may be delivered by the Borrower within a mutually agreed period of time after the Closing Date), documents and other instruments as are customary for transactions of this type (including customary evidence of authority, organizational documents, incumbency certificates and certificates of insurance) or as it may reasonably request.

     (h) The Lenders shall have received a solvency certificate, in form and substance and from an officer of the Borrower reasonably satisfactory to the Agent, together with such other evidence reasonably requested by the Lenders, confirming the solvency of the Borrower and each of the Guarantors, after giving effect to the Transactions.

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     Annex II Acquisition Transaction Description

A.	All capitalized terms used, but not defined, herein shall have the meanings provided in the Commitment Letter relating to this Acquisition Transaction Description. The following transactions are referred to herein collectively as the “Transactions” and are expected to occur concurrently on a single date (the “Closing Date”):

	1.	The Sponsors will make, directly or indirectly, contributions to the Borrower of their existing equity interests in Four Seasons and/or cash equity, in each case consistent with the “Sources” set forth in Part B below (collectively, the “Equity Contribution”), in exchange for 100% of the equity interests in the Borrower, in an aggregate amount not less than 73% of the total capitalization (defined as total debt plus equity), on a pro forma basis after giving effect to the Transactions, of the Borrower and its subsidiaries.

	2.	The Borrower will acquire 100% of the outstanding capital stock of Four Seasons for cash consideration by way of a Plan of Arrangement under Ontario law (the agreement or agreements pursuant to which such acquisition is consummated, collectively, the “Acquisition Agreement”). As a result of this transaction, Four Seasons will become a wholly-owned subsidiary of the Borrower.

	3.	Immediately following acquisition of the Four Seasons shares, the Borrower and Four Seasons will amalgamate in an amalgamation under British Columbia law, with the Borrower being the surviving entity (“New Four Seasons”).

	4.	After giving effect to the Transactions, the Sponsors will hold, directly or indirectly, 100% of the outstanding capital stock of New Four Seasons.

B.	The sources and uses of funds needed to consummate the Transactions are approximately as follows:

Sources (US$ Millions)

Term Loan	$ 750.0

Triples Equity	305.5

Kingdom Equity	1,239.3

Cascade Equity	1,239.3

Available Cash	275.0

Total:	$3,809.1

Uses (US$ Millions)

Equity Purchase at $82 per share	$3,147.8

Convertible Debt Repayment	342.5

1990 Sale of Control Payment	287.6

Transaction/Financing/Advisory Costs	31.3

Total:	$3,809.1